Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
On 7 January 2009, the Company was notified by its substantial shareholder, China Unicom (BVI) Limited, that its ultimate parent company, Unicom Parent, has been granted the license to operate 3G digital cell business with WCDMA technology by MIIT on 7 January 2009. MIIT has also granted approval for Unicom Parent to license China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, to operate 3G digital cell business with WCDMA technology nationwide in China.
This announcement is made pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
On 7 January 2009, China Unicom (Hong Kong) Limited (the “Company”) was notified by its substantial shareholder, China Unicom (BVI) Limited, that its ultimate parent company, China United Network Communications Group Company Limited (“Unicom Parent”), has been granted the license to operate 3G digital cell business with WCDMA technology by the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”) on 7 January 2009. MIIT has also granted approval for Unicom Parent to license China United Network Communications Corporation Limited , a wholly-owned subsidiary of the Company, to operate 3G digital cell business with WCDMA technology nationwide in China.
The Company has noted the recent decrease in the price of the shares of the Company and wishes to state that, save as disclosed in this announcement, the Company is not aware of any reasons for such decrease.
The Company also confirms that, save as disclosed in the announcement of the Company dated 16 December 2008, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board of the Directors of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by the order of the Board of Directors of the Company, the directors of which (except Mr. Kim Shin Bae and Mr. John Lawson Thornton who cannot be contacted at the meantime) individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 7 January 2009
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

2